Exhibit 6.5

AMENDMENT NO. 1

TO THE MANAGEMENT AGREEMENT AMONG

1ST stREIT OFFICE INC., 1ST stREIT OFFICE OPERATING PARTNERSHIP LP,

AND SW MANAGER, LLC

THIS AMENDMENT NO. 1 (“Amendment”) is made this 3rd day of September, 2020, effective as of December 31, 2019, by and among 1st stREIT Office Inc., a Maryland corporation (the “Company”), 1st stREIT Office Operating Partnership LP, a Delaware limited partnership (the “Operating Partnership” and together with the Company, collectively or individually as the context requires, the “stREIT Entities”), and SW Manager, LLC, a Delaware limited liability company (the “Manager”).

WHEREAS, the stREIT Entities and the Manager have previously entered into that certain management agreement dated July 10, 2017 (the “Management Agreement”);

WHEREAS, in Article 8 of the Management Agreement, the stREIT Entities agreed to pay directly or reimburse the Manager for all Operating Expenses (as defined in the Management Agreement) paid or incurred by the Manager or its Affiliates on behalf of the stREIT Entities or in connection with the services provided to the stREIT Entities pursuant to this Agreement, which includes all third party charges and out-of-pocket costs and expenses incurred by the stREIT Entities, the Manager and its Affiliates in connection with the formation of the stREIT Entities, the offering of shares of the stREIT Entities, and the admission of investors in the stREIT Entities, including, without limitation, travel, legal, accounting, filing, advertising and all other expenses incurred in connection with the offer and sale of interests in the stREIT Entities (“Organizational and Offering Expenses”);

WHEREAS, as of December 31, 2019, the amount of Organizational and Offering Expenses owed by the stREIT Entities to the Manager is $1,577,252 (“Accrued O&O Expenses”); and

WHEREAS, the Manager has determined it is advisable to waive certain amounts of Accrued O&O Expenses owed by the stREIT Entities; and

WHEREAS, Section 18.05 of the Management Agreement provides that the Management Agreement may only be modified or amended by an agreement in writing among the parties; and

WHEREAS, the parties wish to hereby amend the Management Agreement to: (i) unconditionally waive certain amounts of Accrued O&O Expenses owed by the stREIT Entities to the Manager, (ii) set forth certain understandings with respect to their relationship going forward with regard to the reimbursement of Organizational and Offering Expenses and the Manager’s entitlement to LTIP Units (as defined in the limited partnership agreement of the Operating Partnership), and (iii) establish that the parties agree that Delaware law will govern both the Management Agreement and this Amendment.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the parties hereby agree as follows:

1.            Waiver of Organizational and Offering Expenses and Acknowledgement of Obligations.

(a)	The Manager hereby agrees to unconditionally waive $500,000 (the “Waived Reimbursement”) of the $1,577,252 of Accrued O&O Expenses owed by the stREIT Entities, which amount will no longer be due to the Manager from the stREIT Entities. The stREIT Entities hereby acknowledge the waiver of the Waived Reimbursement and further acknowledge that this waiver will not impact (i) the stREIT Entities obligation to reimburse the balance of the Accrued O&O Expenses, (ii) the continuing accrual of reimbursable expenses in the future or (iii) any other obligations of the stREIT Entities under the Management Agreement.

(b)	For the avoidance of doubt, the Manager or its affiliates will continue to be entitled to receive LTIP Units (as defined in the limited partnership agreement of the Operating Partnership) to the extent the Organization and Offering Expenses (as reduced by the amount of the Waived Reimbursement) are less than 3% of the gross proceeds raised in connection with an offering (excluding any gross proceeds attributable to Shares sold to the Manager or its affiliates) as prescribed by Section 8.02 of the Management Agreement.

(c)	For the purpose of clarification, Section 9.01(i) of the Management Agreement is hereby amended and restated so that, as amended and restated, it shall read in its entirety as follows (additions emphasized in bold and double underlined text and deletions in ~~bold and strikethrough text~~): “All Organization and Offering Expenses; provided, however, that to the extent such reimbursement would cause the total amount spent by the Company on Organization and Offering Expenses in connection with an Offering to exceed 3.0% of the Gross Proceeds raised as of the date of the reimbursement, the Manager will bear such Organization and Offering Expenses through a reduction in the future Asset Management Fees otherwise payable by the stREIT Entities to the Manager pursuant to Section 8.01 ~~shall be reduced~~ by the amount of such excess or otherwise;”

The parties hereby acknowledge that the amendments in this Section 1(c) reflect how the parties have always intended for Organization and Offering Expenses to be treated and borne among the parties.

2.            Governing Law. Notwithstanding the place where this Amendment may be executed by any of the parties hereto, the Management Agreement and this Amendment shall be construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of laws that would apply the laws of other jurisdictions.

3.            Amendments. This Agreement may be amended only by prior written consent of the parties, subject to the requirements of applicable law. Except as provided above in Section 1 and Section 2 of this Amendment, this Amendment does not otherwise amend or modify the terms of the Management Agreement.

4.            Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby and shall be interpreted to give effect to the intent of the parties manifested thereby.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the date above written.

SW MANAGER, LLC, a Delaware limited liability company

By:	/s/ Eliot Bencuya
Name:	Eliot Bencuya
Title:	Vice President

1ST stREIT OFFICE INC., a Maryland corporation

By:	/s/ Eliot Bencuya
Name:	Eliot Bencuya
Title:	Chief Executive Officer

1ST stREIT OFFICE OPERATING PARTNERSHIP LP, a Delaware limited partnership

By:	/s/ Eliot Bencuya
Name:	Eliot Bencuya
Title:	Chief Executive Officer